February 4, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549

Attention: Karina Dorin, Staff Attorney

Re:     Enservco Corporation

Registration Statement on Form S-1

Filed January 21, 2021

File No. 333-252275

Acceleration Request

     Requested Date:          February 8, 2021

     Requested Time:         4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Enservco Corporation (the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-252275) (the “Registration Statement”) to become effective at 4:00 p.m. Eastern Time on Monday, February 8, 2021, or as soon thereafter as is practicable.

If you have questions or comments regarding this request, please contact Douglas T. Holod of Maslon LLP, counsel to the Company, at (612) 672-8313. Once the Registration Statement has been declared effective, please confirm that event with Mr. Holod orally or by email at Doug.Holod@maslon.com. The Company authorizes Mr. Holod to orally modify or withdraw this request for acceleration.

Very truly yours,

ENSERVCO CORPORATION

By:	/s/ Richard Murphy
Richard Murphy
Executive Chairman

cc:	Marjorie Hargrave, Enservco Corporation
Douglas T. Holod, Maslon LLP